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                              September 15, 2023

       Jiandong (Peter) Xu
       President
       Denali SPAC Holdco, Inc.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: Denali SPAC Holdco,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed September 1,
2023
                                                            File No. 333-270917

       Dear Jiandong (Peter) Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4, Filed September 1, 2023

       Summary of the Proxy Statement/Prospectus
       Related Agreements, page 10

   1. We note your disclosure concerning the FutureTech Subscription Agreement on page 11, where you state that
"FutureTech Capital agreed to subscribe and purchase 1,800,000 shares of Series A
Convertible Preferred Stock, at a price of $10 per share. Each such
                                                        Series A Convertible
Preferred Stock shall be convertible, after the original issue date, at the option of the
holder, into that number of shares of Holdco Common Stock." Please revise to describe the
conversion price mechanics here and elsewhere as appropriate. We note that you state on
page 93 that "[t]he Preferred Stock converts at the option of the holder into Holdco
Common Stock at a price (the    Conversion Price   ) based on the lower
 Jiandong (Peter) Xu
Denali SPAC Holdco, Inc.
September 15, 2023
Page 2
         of (a) $8 per share (based on the $10.85 closing price of Denali Class A Ordinary Shares as of August 17, 2023) and (b) the product of (x) the average of the historical twenty (20)
         day volume weighted average price (   VWAP   ) for the twenty (20)
consecutive trading
         days ending on and including the date of conversion, multiplied by (y) 80% (i.e., applying a discount of 20%). However, in no event will the Conversion Price be less than $5 per share."
Risk Factors
Risks Related to Longevity's Business
The acquisitions of the Targets by Longevity are conditioned, in part, on the satisfaction or waiver of certain closing conditions..., page 62

2. We note this risk factor added in response to prior comment 10. Please revise to state that it is possible that none of the Target Acquisitions close and the risks associated with such result.
Shareholder Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 130

3. We note your response to prior comment 4 and reissue in part. Please revise to discuss when and on what basis the decision was made by Denali and Longevity to exclude Wicab China from the business combination.
Projected Financial Information, page 137

4. We note your response to prior comment 7 and your disclosure on page 137 that "the
         Projections assume that all product candidates receive regulatory approval and there is significant risk that any one or all of Longevity's product candidates may not receive such approval...." Please revise to explain how you arrived at the probability of regulatory
         approval for the products, the process undertaken to formulate these assumptions and why you believe the assumptions are reasonable given that the clinical trials have not been completed. Include in your revisions a discussion of the factors that management and the
         Board considered, if any, in determining whether the assumptions were reasonable, particularly in light of the length of the forecasts and the fact that the target acquisition companies have no approved products yet. Specifically, address the reliability of the projections related to the later years presented.
5. We note your response to prior comment 8, which we reissue in part. We note that you did not provide the underlying projections for each product candidate. Please revise to explain how the parties considered the information for each product candidate without specific
FirstName LastNameJiandong (Peter) Xu
       underlying projections. We also note that you did not identify the specific projected
Comapany    NameDenali
       market            SPAC
               adoption rates in Holdco, Inc.
                                 each sales territory for LB-001, LB-101 and
LB-201. Please
       revise
September  15,to2023
                 provide
                     Pagethis
                           2 information or advise.
FirstName LastName
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany 15,
September  NameDenali
               2023     SPAC Holdco, Inc.
September
Page 3     15, 2023 Page 3
FirstName LastName
Discounted Cash Flow Analysis, page 148

6. We note the disclosure that the management team of Longevity assumed an April 2023 closing of the Business Combination in projecting U.S. FDA approval for the lead pipeline candidates. Given the passage of time, disclose whether management has re-
         considered the projected timeframes of obtaining FDA approval for the pipeline candidates.
Shareholder Proposal No. 5 - The Non-Binding Governance Proposals
Proposal No. 5F: Delaware as Exclusive Forum, page 168

7. On page 168 you state that the Proposed Certificate of Incorporation will require certain claims, including derivative actions, to be brought exclusively in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. On page 169 you state that "the exclusive forum provision in the Proposed Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." In the description on page
         333, however, you do not include this statement from page 169. Revise the disclosure on page 333 to reconcile and clarify whether the federal district court of the State of
         Delaware specifically would be the exclusive forum for Exchange Act claims given derivative actions can be brought under the Exchange Act.
Exhibits

8.       Please file the Certificate of Designation as an exhibit pursuant to
Item 601(b)(3) of
         Regulation S-K.
General

9. We note your response to prior comment 11, which we reissue in part. Please revise to discuss more specifically the limitations on investors being able to effect service of process and, with respect to effective service of process and enforcing civil liabilities in
         China more generally, the cost and time constraints that may be involved. Additionally, we note that your disclosure is based on Mr. Wang's nationality. Please revise to disclose where Mr. Wang resides and any related risks associated with that jurisdiction. Ensure your disclosure covers all directors and officers that reside outside of the United States, not just those that are nationals of countries other than the United States.
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany 15,
September  NameDenali
               2023     SPAC Holdco, Inc.
September
Page 4     15, 2023 Page 4
FirstName LastName
       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Andy Tucker